October 12, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Anuja A. Majmudar and Karina Dorin

Re: Wayfair Inc. Form 10-K for the fiscal year ended December 31, 2022 Filed February 23, 2023 File No. 001-36666

Dear Ms. Dorin and Ms. Majmudar:

Wayfair Inc. (the "Company", "we" or "our"), submits this letter in response to comments from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") contained in the Staff’s letter dated September 13, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022, as filed with the Commission on February 23, 2023 (the "2022 Form 10-K").

For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the 2022 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2022

General

1.   We note that you provided more expansive disclosure in your 2022 Corporate Responsibility Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2022 Corporate Responsibility Report and website.

Response:

In response to the Staff’s comment, we respectfully provide the following supplemental information.

We provide disclosures in our filings with the Commission that are required to be disclosed pursuant to applicable rules or regulations, as well as information that is material to, or reasonably likely to have a material impact on, our business, financial condition, and/or results of operations.

Separately, we provide information on our website and in various other public disclosures, including our 2022 Corporate Responsibility Report (“CR Report”), in which we share a range of information, including our progress on environmental, social and governance (“ESG”) initiatives, which is designed to address a broad spectrum of stakeholder expectations against a backdrop of evolving market practice. Accordingly, much of the information contained in our CR Report is beyond the scope of the information required to be disclosed in our filings with the Commission, either because such information is not called for pursuant to the Commission’s rules and regulations or we do not believe such information is qualitatively or quantitatively material to stockholders.1

When considering whether to include climate-related information in our filings with the SEC, we evaluate applicable materiality standards and applicable rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K and the disclosure requirements of Regulation S-X. We also consider Compliance and Disclosure Interpretations published by the Staff and additional available guidance and publications from the Staff and the Commission, including the Commission’s Guidance Regarding Disclosure Related to Climate Change dated February 2, 2010 and the Division of Corporation Finance’s Sample Letter to Companies Regarding Climate Change Disclosures published September 22, 2021.

In an effort to provide transparency to our stakeholders, we included information on our carbon reduction goal, our climate-related working groups, our greenhouse gas emissions, and our energy use, among other matters, in our CR Report. However, we do not believe that all such matters are material to our business, financial condition, or results of operations and, accordingly, appropriate for inclusion in our 2022 Form 10-K. We respectfully note for the Staff that we summarized certain climate-related information within our definitive proxy statement on Schedule 14A, filed with the Commission on March 14, 2023, including information regarding our carbon reduction goal. We continually evaluate our obligation to disclose material (considering such materiality on both a qualitative and quantitative basis) information and commit to doing so in response to current or future rules and regulations that may apply to us. At the same time, we acknowledge the distinction between providing supplemental ESG information on a variety of topics, on the one hand, and information that we deem material to investors or otherwise required pursuant to applicable Commission rules and regulations, on the other hand. We will continue to evaluate the appropriateness of including climate-related information in our future filings with the Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.   We note your risk factor on page 28 regarding potential laws, regulations and policies related to Environmental, Social, Governance including regulations to limit carbon dioxide and other greenhouse gas emissions. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions; and
•	increased demand for generation and transmission of energy from alternative energy sources.

1 The Company refers to a “materiality assessment” in our CR Report (see, e.g., page five). For the avoidance of doubt, this materiality assessment differs from the materiality standard that we use to determine whether to disclose information in our filings with the Commission. Rather, the purpose of this “materiality assessment” was to help guide the Company to areas where we believe we can be most impactful.

Response:

We have not experienced any indirect consequences of climate-related regulation or business trends that have had a material impact on our business, financial condition, or results of operations, whether related to increased demand for goods that may produce lower emissions, increased competition to develop new products, or otherwise. Nonetheless, in our 2022 Form 10-K we discuss the types of impacts that climate-related regulation and business trends could potentially have on our business, financial condition, and results of operations in the future. We will continue to monitor and evaluate these risks going forward.

Although not a material consequence of climate-related regulation or business trends, in response to consumer insights indicating that some customers want products that have a lower environmental impact or are otherwise sustainably produced, we have implemented programs and energy efficient initiatives such as the Shop Sustainably program. When shopping, customers have the option to select the Shop Sustainably filter to view products that have been certified for factors such as lower environmental impacts, responsible sourcing, and improved air quality.

3.   Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•	quantification of material weather-related damages to your property or operations;
•	potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers or partners; and
•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response:

We reviewed the applicable disclosure standards while preparing our 2022 Form 10-K and concluded that physical effects of climate change on our operations and results have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose significant physical effects of climate change on our operations and results if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

While in the ordinary course of business, individual properties may experience severe weather conditions, no such conditions have led to material physical damages resulting in material loss of business or operational disruption, either individually or in the aggregate for the periods covered by the 2022 Form 10-K.

During 2022, the Company engaged WAP Sustainability Consulting (WAP) to identify the Company’s climate-related risks using the Task Force on Climate-Related Financial Disclosures (TCFD) framework. Acute physical risks were assessed including wildfires, hurricanes, and riverine flooding, as well as chronic physical risks including coastal flooding and sea level rise, cold waves, heat waves, and drought. Riverine flooding may be a high acute physical risk for the Company’s Southeast US locations, but to date has not had a material impact on these locations. The chronic risk of sea level rise could also impact physical asset locations. However, we believe that most physical locations for the Company do not face significant risk of direct impact from sea level rise.

We have not experienced any material impacts to our insurance costs or to the availability of insurance due to weather-related factors. That said, insurance markets, are volatile and we have seen a general deterioration of the property insurance market in recent cycles. We believe this is primarily driven by an increase in catastrophic weather events and, specific to the warehousing industry, a recent history of large property losses.

The Company does not anticipate an increase in weather-related disruptions that would be material to our operations or results. The Company will continue to evaluate the potential risks and impacts of weather-related disruptions on our operations and results and disclose any such risks and impacts if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

4.   If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response:

We have not engaged in the purchase or sale of carbon credits or offsets in the last three calendar years or in the current year. Additionally, we have not prepared budgets or forecasts of purchases or sales of carbon credits for any future periods. To the extent in the future we purchase or sell carbon credits or offsets and such transactions are material to our business, financial condition, or results of operations, we will undertake to provide appropriate disclosure in accordance with applicable legal and disclosure requirements.

* * * *

Please contact Celia A. Soehner of Morgan, Lewis & Bockius LLP at (412) 560-7441 if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours, /s/ Kate Gulliver Kate Gulliver Chief Financial Officer Wayfair Inc.

cc:	Laurie A. Cerveny, Morgan, Lewis & Bockius LLP Mary Ambacher, Associate Director, Senior Counsel Meghan Stapleton, Senior Manager, SEC Reporting & Technical Accounting